Exhibit 21.1

Legal Name	Jurisdiction of Incorporation

Houlihan Lokey Capital (Holdings) Limited	England

Houlihan Lokey Capital, Inc.	California

Houlihan Lokey Financial Advisors, Inc.	California

Houlihan Lokey (Europe) Limited	England